Exhibit 99.6

US Manufacturing Scott Barnett / Dave Kessner

Disclaimer This Management's Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the Company's future performance; projections of the Company's results of operations or financial condition; statements regarding the Company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the Company's plants and future plans with respect to any such plants; expectations that the Company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the Company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company's control. Such known and unknown risks, uncertainties and other factors may cause the Company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company's financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company's transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

3 Goal = 2 and 20 Key Safety Initiatives: Machine interface improvements - Lock out zone Graphics / OHSA compliance on guarding Housekeeping best practices - Internal inspections Forklift People / Interface - Delineate walk ways, High visibility TSSA/NR Task - Recognizing Scope Change Safety

People People Priorities: Retention of High Performers Safety Development - via certification process 4

Cash Cost: YTD vs. Prior YTD 5 Higher material and energy cost Primarily pulp and natural gas More complex product mix C+ and Trim Performance Labor and compressible spending Lower production volume

NBSK and NYMEX Index 6 Up 49% YTD vs. PY Up 19% YTD vs. PY

Key Issues and Opportunities in Manufacturing Currently Issues: HZ 5 Transition - Bullnose Edge Water Processing Heritage Line Opportunities: SMED Embossing Capability Texas Color Plus Line Construction Zero-to-Landfill 7

HZ 5 Transition - Generation II (Bullnose) Improve HZ5 Beveled Edge Eliminate C+ touch-up paint at installer level Generation II creates a "Bullnose" Edge that provides improved edge performance Structured roll-out NE (Pulaski) - October 2010 All plants fully capable - March 2011 8

Water Processing Plants currently discharge water to local municipalities Long-term discharge regulations likely to change Running trials to enhance processing capability Allow recycle vs. discharge Benefits Cost savings Early preparation for changing regulations 9

Opportunities: Cleburne ColorPlus Enable Southern C+ strategy Blandon line relocated to Cleburne (mothballed since January 2008) Construct new building in Cleburne to house C+ operations Painting product - September 2010 Emphasis on Custom Colonial and HLD Trim 10

Zero to the Landfill ("ZTL") Goal: Make better sheets on the roller Identify potential rejects in green sheet condition so can be scrapped rather than finished Recycle finishing rejects back into process i.e. no waste is sent to landfill 11

12 USA - Capital Expenditures US$ Millions Strategic capital includes: Durability, New Products & Capacity additions